RETAIL OPPORTUNITY INVESTMENTS CORP.

June 29, 2015

VIA EDGAR & FEDEX

Ms. Jennifer Monick
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Retail Opportunity Investments Corp.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 1-33749

Retail Opportunity Investments Partnership, LP
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 333-189057-01

Dear Ms. Monick:

On behalf of Retail Opportunity Investments Corp. and Retail Opportunity Investments Partnership, LP (together, the "Company"), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), received by letter dated June 17, 2015 (the "June 17 Letter"), with respect to the Company's Form 10-K for the year ended December 31, 2014 (the "Form 10-K").

For the Staff's convenience, the responses to the Staff's comments are set out in the order in which the comments were set out in the June 17 Letter and are numbered accordingly. The text of the Staff's comments is set forth below in bold followed in each case by the response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 35

1.
We note you have recorded a gain on consolidation of joint venture for 2013 and 2012. In future periodic filings, please revise your reconciliation of Net income attributable to ROIC to FFO-basic and FFO-diluted to include an adjustment to exclude such gains.

In response to the Staff's comment, the Company notes that during the respective periods in 2013 and 2012, the Company obtained control of two joint ventures and, following guidance from Accounting Standards Codification 805, Business Combinations (“ASC 805”), recorded gains on the consolidations. The Company also notes that in presenting funds from operations, or FFO, the Company follows the standard definition of FFO as set forth in the "White Paper" published by the National Association of Real Estate Investment Trusts ("NAREIT"), which defines FFO as "net income attributable to common stockholders (determined in accordance with GAAP) excluding gains or losses from debt restructuring, sales of depreciable property, and impairments, plus real estate related depreciation and amortization, and after adjustments for partnerships and unconsolidated joint ventures."  The Company does not believe that the gains recorded on consolidation of joint ventures are of the type that under the White Paper should be excluded from net income in arriving at FFO.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Real Estate Investments, page 57

2.
We note your disclosure regarding your accounting policy for acquired intangible assets and liabilities. Specifically, we note your disclosure that the fair values associated with below-market rental renewal options are determined based on the Company's experience and the relevant facts and circumstances that existed at the time of the acquisitions. Please provide us with additional details regarding your evaluation of below-market rental renewal options. Your response should include, but not necessarily be limited to, whether or not you use a threshold in your evaluation. To the extent you use thresholds, please tell us how you concluded that these thresholds are appropriate and tell us the potential impact to your financial statements if you were to conclude that all below market fixed rate renewal options would be exercised.

In response to the Staff’s comment, the Company reviews each lease assumed through a property acquisition to determine whether the terms of the lease are favorable or unfavorable compared with market terms of a lease for a similar property.  This review includes an evaluation of each lease acquired to determine whether renewal options, if any, are considered bargain renewal options, primarily based on comparing the contractual rents for the option period with the expected market rents at the time of option exercise. For this exercise, the Company uses a threshold of 5%.  If a tenant’s contractual rent is greater than 5% below expected market rent at the time of option exercise, our historical experience would indicate that it is probable that the tenant will choose to exercise their option and retain their space, thus avoiding business interruption and other costs associated with relocating their business.  The Company believes, based on historical experience, that contractual option rents that are more than 5% below expected market rents provide sufficient reasonable assurance that the option will be exercised.  The Company believes that contractual rents less than 5% below market may not be sufficiently below market to compel a tenant to exercise its option to extend.

In response to your request regarding the potential impact to the Company’s financial statements, if the Company were to conclude that all below market fixed rate renewal options were to be exercised, the Company evaluated its 2014 acquisitions as a representative data set.  During 2014 the Company acquired eight shopping centers.  Of the 184 leases that were assumed, 35 were determined to have below market rental renewal options. Of these 35 leases, 30 were determined to have contractual option rents greater than 5% below expected market rents.  Accordingly, the Company recorded intangible lease liabilities for these renewal options in the amount of $25,519,254.   Five leases with below market rental renewal options were determined to have contractual rents that were less than 5% below expected market rents.  The potential impact to the Company’s financial statements of these five leases would be as follows:

Increase in acquired lease intangible liabilities, net	$264,605
Total Liabilities as of December 31, 2014	$888,914,167
% of Total Liabilities as of December 31, 2014	0.0003%

Increase to 2014 revenue due to amortization	$423
Total Revenue for the year ending December 31, 2014	$155,863,511
% of Total Revenue for the year ending December 31, 2014	inconsequential

Based on the foregoing, the Company believes that the potential impact, if it were to conclude that all below market fixed rate renewal options would be exercised, would not have a material impact on its consolidated financial statements for the year ending December 31, 2014.

Form 8-K filed April 29, 2015

Exhibit 99.1 Earnings Release, dated April 29, 2015

3.
We note that you present same-center cash net operating income (NOI) in your earnings releases. It appears that same-center cash NOI is a non-GAAP measure. Please revise future earnings releases to include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for this measure. In your response, please provide an example of your proposed disclosure.

In response to the Staff’s comment, in future earnings releases, the Company will include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K.  In addition, the following will be added to earnings releases using the quarter ending March 31, 2015 below as an example:

ACCOUNTING AND OTHER DISCLOSURES

The Company uses cash net operating income (“NOI”) internally to evaluate and compare the operating performance of the Company’s properties.  The Company believes cash NOI provides useful information to investors regarding the Company’s financial condition and results of operations because it reflects only those cash income and expense items that are incurred at the property level, and when compared across periods, can be used to determine trends in earnings of the Company’s properties as this measure is not affected by non-cash revenue and expense recognition items, the cost of the Company’s funding, the impact of depreciation and amortization expenses, gains or losses from the acquisition and sale of operating real estate assets, general and administrative expenses or other gains and losses that relate to the Company’s ownership of properties.  The Company believes the exclusion of these items from operating income is useful because the resulting measure captures the actual revenue generated and actual expenses incurred in operating the Company’s properties as well as trends in occupancy rates, rental rates and operating costs.

Cash NOI is a measure of the operating performance of the Company’s properties but does not measure the Company’s performance as a whole and is therefore not a substitute for net income or operating income as computed in accordance with GAAP.  The Company defines cash NOI as operating revenues (base rent and recoveries from tenants), less property and related expenses (property operating expenses and property taxes), adjusted for non-cash revenue and operating expense items such as straight-line rent and amortization of lease intangibles, debt-related expenses,  and other adjustments.  Cash NOI also excludes general and administrative expenses, depreciation and amortization, acquisition transaction costs, other expense, interest expense, gains and losses from property acquisitions and dispositions, extraordinary items, tenant improvements and leasing commissions.  Other REITs may use different methodologies for calculating cash NOI, and accordingly, the Company’s cash NOI may not be comparable to other REITs.

In this release, the Company has provided cash NOI information on a same-center basis.  Same-center properties, which totaled 53 of the Company’s 64 properties as of March 31, 2015, represent all operating properties owned by the Company during the entirety of both periods presented and consolidated into the Company’s financial statements during such periods.

RECONCILIATION OF SAME-CENTER CASH NOI
TO OPERATING INCOME

(In thousands)
	Three months ended
	3/31/2015	3/31/2014
Same-center cash NOI	$23,289	$22,401
Other adjustments (1)	(214)	875
Same-center cash NOI before adjustments	23,075	23,276
Non same-center cash NOI	6,987	750
Cash NOI	30,062	24,026
Straight-line rent adjustment	1,275	632
Amortization of above and below-market lease intangibles, net	2,330	1,997
Non-cash property operating expenses	(202)	(155)
Depreciation and amortization	(17,634)	(13,364)
General and administrative expenses	(2,641)	(2,561)
Acquisition transaction costs	(171)	(218)
Other expense	(149)	(217)
Operating Income	$12,870	$10,140

(1)
Includes adjustments for items that affect the comparability of the same-center results.  Such adjustments include: changes in estimates for common area maintenance costs and real estate taxes related to a prior period, lease termination fees, or other similar items that affect comparability.

Same-center cash NOI is a non-GAAP financial measure.  The Company believes that same-center cash NOI is a widely used and appropriate supplemental measure of operating performance for REIT’s and that it may provide a relevant basis for comparison among REITs.  See also “Accounting and Other Disclosures” above.

4.
In addition to above, please tell us whether you consider same-center cash NOI a key performance indicator. To the extent you consider this measure to be a key performance indicator, please confirm that you will include this measure and the related Item 10(e) disclosures within your future periodic filings.

In response to the Staff’s comment, the Company advises the Staff that it considers same-center cash NOI to be a key performance indicator.  In future periodic filings the Company will include this measure and the related disclosures required by Item 10(e) of Regulation S-K.  The following will be added to future periodic filings using the quarter ending March 31, 2015 below as an example:

Cash Net Operating Income (“NOI”)

Cash NOI is a non-GAAP financial measure of the Company’s performance.  The most directly comparable GAAP financial measure is operating income.  The Company defines cash NOI as operating revenues (base rent and recoveries from tenants), less property and related expenses (property operating expenses and property taxes), adjusted for non-cash revenue and operating expense items such as straight-line rent and amortization of lease intangibles, debt-related expenses,  and other adjustments.  Cash NOI also excludes general and administrative expenses, depreciation and amortization, acquisition transaction costs, other expense, interest expense, gains and losses from property acquisitions and dispositions, extraordinary items, tenant improvements and leasing commissions.  Other REITs may use different methodologies for calculating cash NOI, and accordingly, the Company’s cash NOI may not be comparable to other REITs.

Cash NOI is used by management internally to evaluate and compare the operating performance of the Company’s properties.  The Company believes cash NOI provides useful information to investors regarding the Company’s financial condition and results of operations because it reflects only those cash income and expense items that are incurred at the property level, and when compared across periods, can be used to determine trends in earnings of the Company’s properties as this measure is not affected by non-cash revenue and expense recognition items, the cost of the Company’s funding, the impact of depreciation and amortization expenses, gains or losses from the acquisition and sale of operating real estate assets, general and administrative expenses or other gains and losses that relate to the Company’s ownership of properties.  The Company believes the exclusion of these items from operating income is useful because the resulting measure captures the actual revenue generated and actual expenses incurred in operating the Company’s properties as well as trends in occupancy rates, rental rates and operating costs.

Cash NOI is a measure of the operating performance of the Company’s properties but does not measure the Company’s performance as a whole and is therefore not a substitute for net income or operating income as computed in accordance with GAAP.

Same-Center Cash NOI

The following comparison for the three months ended March 31, 2015 compared to the three months ended March 31, 2014, makes reference to the effect of the same-center properties. Same-center properties, which totaled 53 of the Company’s 64 properties as of March 31, 2015, represent all operating properties owned by the Company during the entirety of both periods presented and consolidated into the Company’s financial statements during such periods.

The table below provides a reconciliation of same-center cash NOI to consolidated operating income for the three months ended March 31, 2015 and 2014 (in thousands).

	Three months ended
	3/31/2015	3/31/2014
Same-center cash NOI	$23,289	$22,401
Other adjustments (1)	(214)	875
Same-center cash NOI before adjustments	23,075	23,276
Non same-center cash NOI	6,987	750
Cash NOI	30,062	24,026
Straight-line rent adjustment	1,275	632
Amortization of above and below-market lease intangibles, net	2,330	1,997
Non-cash property operating expenses	(202)	(155)
Depreciation and amortization	(17,634)	(13,364)
General and administrative expenses	(2,641)	(2,561)
Acquisition transaction costs	(171)	(218)
Other expense	(149)	(217)
Operating income	$12,870	$10,140

(1)
Includes adjustments for items that affect the comparability of the same-center results.  Such adjustments include: changes in estimates for common area maintenance costs and real estate taxes related to a prior period, lease termination fees, or other similar items that affect comparability.

During the three months ended March 31, 2015, the Company generated same-center cash NOI of approximately $23.3 million compared to same-center cash NOI of approximately $22.4 million generated during the three months ended March 31, 2014, representing a 4.0% increase.

In regards to the Form 10-K, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing has been responsive to the Staff's comments. If you have any questions, please do not hesitate to contact the undersigned at (858) 255-4925 (telephone) or Jay Bernstein or Jacob Farquharson of Clifford Chance US LLP, counsel to the Company, at (212) 878-8527 (telephone) or (212) 878-3302 (telephone).

We thank the Staff in advance for its assistance.

Very truly yours,

/s/ Michael B. Haines
Michael B. Haines Chief Financial Officer

cc:

Isaac Esquivel
Stuart A. Tanz
Jay L. Bernstein, Esq.
Jacob Farquharson, Esq.